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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          DigitalPost Interactive, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    25400D104
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                                 (CUSIP Number)

                                   Steven Dong
                          DigitalPost Interactive, Inc.
                          1 Peters Canyon Road, Ste 150
                                Irvine, CA 92606
                              Phone: (888) 881-1011

                                 With copies to:

                              Scott D. Olson, Esq.
                                 251 High Drive
                             Laguna Beach, CA 92651
                              Phone: (310) 985-1034
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 25400D104
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Michael Sawtell
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]..............................................................
          (b) [ ]..............................................................
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)

          SC
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e): [ ]

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     6.   Citizenship or Place of Organization

          California resident
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                  7.  Sole Voting Power

Number of             22,784,755
Shares            --------------------------------------------------------------
Beneficially
Owned by          8.  Shared Voting Power
Each
Reporting             0
Person With       --------------------------------------------------------------

                  9.  Sole Dispositive Power

                      22,784,755
                  --------------------------------------------------------------

                  10. Shared Dispositive Power

                      0
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          26,168,630
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) [ ]

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     13.  Percent of Class Represented by Amount in Row (11)

          40.9%
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     14.  Type of Reporting Person (See Instructions)

          IN
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "DPI Common Stock"), of DigitalPost Interactive, Inc., a Nevada corporation ("DPI"). DPI's principal executive offices are at 1 Peters Canyon Road, Ste 150, Irvine, CA 92606.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name:

          Michael Sawtell

     (b)  Business address:

          1 Peters Canyon Road, Ste 150, Irvine, CA 92606

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Chief Executive Officer and Director of DPI, 1 Peters Canyon Road, Ste 150, Irvine, CA 92606

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          No

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          No

     (f)  Citizenship.

          United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 31, 2007, DPI through its wholly owned subsidiary TFP Sub, Inc. acquired all of the shares of The Family Post, Inc., a California corporation ("TFP") according to the terms of an Agreement and Plan of Merger. The shareholders of TFP, including Michael Sawtell, exchanged all of their shares for DPI stock.

The Agreement and Plan of Merger is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction is to facilitate the adoption of the Agreement and Plan of Merger by the stockholders of DPI.

As a material term of the transaction, the previous Board of Directors of DPI resigned, and Michael Sawtell was elected as sole Director of DPI.

Other than as stated above, Michael Sawtell currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Michael Sawtell reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of January 31, 2007, DPI had approximately 64,000,000 shares of beneficially owned issued and - outstanding common stock; Michael Sawtell was the benefical owner of 26,168,630 shares of DPI common stock, which amounts to 40.9% pf the class.

     (b) Michael Sawtell has not effected any transaction in the DPI Common Stock during the past 60 days.

     (c) All pecuniary interests in the DPI Common Stock referred to in Item 5(a) are held by Michael Sawtell.

     (d)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Michael Sawtell and DPI entered into an executive employment agreement on January 31, 2007 for his service as DPI's Chief Executive Officer. The executive employment agreement is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.

On January 31, 2007, DPI assumed Michael Sawtell's option to purchase TFP stock pursuant to the terms of the transaction, and re-issued an option to Michael Sawtell an option to purchase 3,383,875 shares of DPI stock.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A. Agreement and Plan of Merger, dated as of January 31, 2007. The Agreement and Plan of Merger is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.

B. Executive Employment Agreement, dated as of January 31, 2007. The executive employment agreement is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2007

Signature: /s/ Michael Sawtell

Name/Title:  Michael Sawtell